July 30, 2024

Safra Catz
Chief Executive Officer
Oracle Corp
2300 Oracle Way
Austin, TX 78741

       Re: Oracle Corp
           Form 10-K for the Year Ended May 31, 2024
           Response dated July 26, 2024
           File No. 001-35992
Dear Safra Catz:

       We have reviewed your July 26, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 12, 2024 letter.

Form 10-K for the year ended May 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Cloud and License Business, page 40

1. We note your response to prior comment 1. In light of your discussions of cloud services revenues in your quarterly filings, please explain to us why you will not provide a quantified discussion of customer migrations in your forthcoming Form 10-Q.
        Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-551-
3361 if you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
 July 30, 2024
Page 2

                Office of Technology